UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROYALTECH CORP.
(Name of Issuer)

Common Shares with a par value of $0.0001
(Title of Class of Securities)

780766 10 4
(CUSIP Number)

copy to: Clark Wilson LLP c/o L. K. Larry Yen 800 –885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.

SCHEDULE 13D

CUSIP No.	780766 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHUN XU IRS No. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mr. Xu is a citizen of Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Mr. Xu holds 2,800,000 of our common shares.
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
2,800,000 common shares
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,800,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.23% based on 17,252,425 common shares issued and outstanding as of November 22, 2007
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.0001 (the “Issuer”). The principal executive offices of the Issuer are located at 1855 Talleyrand, Suite 203A, Brossard, Quebec, Canada, J4W 2Y9.

Item 2. Identity and Background

(a)	Chun Xu.
(b)	Mr. Xu’s residential address is 105 Terry Fox, Verdun QC H3E 1L4
(c)	Mr. Xu is Vice President of the Issuer.
(d)	Mr. Xu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.
(e)

Mr. Xu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Xu is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Xu acquired 300,000 shares of common stock (the “Shares”) of the Issuer pursuant to a transfer of Shares by one other shareholder of the Issuer at a purchase price of $0.0001 per share on November 22, 2007. The consideration for the acquisition has been paid from the personal funds of Mr. Xu.

Item 4. Purpose of Transaction

The purpose or purposes of the acquisition of the Shares by Mr. Xu was for investment purposes. Mr. Xu is a director and officer of the Issuer. Depending on market conditions and other factors, Mr. Xu may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Xu also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise. After acquisition of the Shares, Mr. Xu and the other director of the Issuer, Mr. Chenxi Shi, control over 50% of the issued and outstanding shares of common stock of the Issuer. Messrs. Xu and Shi may consider to cause the Issuer to enter into a transaction to acquire a substantial operating company.

As of the date hereof, except as described above, Mr. Xu does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Xu is 2,800,000 common shares, or approximately 16.23% of the Issuer.
(b)	Mr. Xu has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,800,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Xu has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A.
(e)	Mr. Xu continues to be the beneficial owner of more than 5% of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2007
Dated
/s/ Chun Xu
Signature
Chun Xu, Vice President and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).